Securities and Exchange Commission
                             Washington, D.C. 20549
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                                  SCHEDULE 13D/A
				         Amendment No. 7
                   Under the Securities Exchange Act of 1934


                            Progressive Return Fund, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                   743376105
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                                 (CUSIP Number)


		Ronald G. Olin
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4832

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 December 31, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]







CUSIP No.:  743376105                 13D                    Page 2
-----------------------                                     ---------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ronald G. Olin
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777, Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                               462,016.9654
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                  0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER               0
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER     462,016.9654
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                           462,016.9654
============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
============================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                        39.8%
============================================================================
14        TYPE OF REPORTING PERSON                                   IN
============================================================================









CUSIP No.:  743376105                 13D                    Page 3
-----------------------                                    --------------


ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Progressive Return Fund, Inc. (the "Issuer"). The principal executive offices of the Fund are located at 383 Madison Avenue, New York, NY 10179.

	Ralph W. Bradshaw, Chairman and President
	Gary A. Bentz, Vice-President and Treasurer
	Thomas R. Westle, Secretary



ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Ronald G. Olin, an individual investor, who is an employee and principal owner of Deep Discount Advisors, Inc., and a general partner of Ron Olin Investment Management Co., One West Pack Square, Suite 777, Asheville, NC 28801.

(d) None

(e) None

(f) USA



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment Funds


ITEM 4.           PURPOSE OF TRANSACTION

The reporting person sold 18,000 shares between December 23, 2003 and December 31, 2003 in order to raise cash for personal reasons. The reporting person intends to remain a passive holder of the securities of the issuer. As such, the securities of the issuer acquired and held by the reporting person were purchased for investment purposes and not for the purpose of changing or influencing the control of the issuer of such securities.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's Semi-Annual Report states that, as of the close of business on June 30, 2003, there were 1,159,507 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

   The Reporting Person is the beneficial owner of 462,016.9654 shares of Common Stock, which constitute approximately 39.8% of the outstanding shares of Common Stock.


(b) Power to vote and to dispose of the securities resides with Ronald G. Olin.


c) Since the date of the last filing, the following shares of Common Stock were disposed of through open market sales:

  Date		           Number of Shares		Price Per Share
----------			   -------------------	     -----------------
12/23/2003                     4400 Sold                    28.90
12/24/2003                     1300 Sold                    28.89
12/26/2003                     1300 Sold                    28.87
12/26/2003                     1400 Sold                    28.85
12/29/2003                      600 Sold                    28.94
12/30/2003                     8000 Sold                    29.126
12/31/2003                     1000 Sold                    29.26




ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER


None



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None




                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2004


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin